Exhibit 99.1

Endava Announces £350 Million Revolving Credit Facility

London— Endava (NYSE: DAVA): Endava plc (“Endava” or the “Company”) today announced the successful closing of a £350 million unsecured, multicurrency revolving credit facility (the “Multicurrency Revolving Credit Facility”). This facility is for general business purposes, including future capital investments and development activities.

The Multicurrency Revolving Credit Facility replaced Endava’s existing £200 million unsecured revolving credit facility which was due to expire on 12 October 2024. The new Multicurrency Revolving Credit Facility is with HSBC UK Bank plc, DNB (UK) Limited, National Westminster Bank plc, Banco Bilbao Vizcaya Argentaria, S.A., London Branch, KeyBank National Association and Fifth Third Bank, National Association as mandated lead arrangers, bookrunners and original lenders with National Westminster Bank plc acting as agent. The obligations under the Multicurrency Revolving Credit Facility are guaranteed by Endava and each of Endava (UK) Limited, Endava Inc., Endava Holding B.V., Endava B.V., Levvel, LLC and Endava, digitalne rešitve, d.o.o.

The Multicurrency Revolving Credit Facility also provides for uncommitted accordion options for up to an aggregate of £150 million in additional borrowing and has two renewal options for one year each.

“This new and increased credit facility is intended to support Endava’s future capital investments and development activities, both organic and inorganic” said Mark Thurston, Endava’s CFO.

ABOUT ENDAVA:

Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.

Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of September 30, 2022, 12,065 Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia and Uruguay.

Forward-Looking Statements:

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “expect,” “plan,” “potential,” “intended” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding the availability of borrowing under the Multicurrency Revolving Credit Facility and the ability of such borrowings to support the Company’s future capital investments and development activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: the risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 31, 2022.